Filed by Sanofi-Synthélabo
Pursuant to Rule 425 under the United States Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the
United States Securities Exchange Act of 1934, as amended

Subject Company: Aventis
Commission File No. 001-10378
Date: January 26, 2004

Creating the n°1 Pharmaceutical Group in Europe, n°3 in the World Sanofi-Synthelabo's Offer for Aventis January 26, 2004

Further Information In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo will file with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4, which will include a preliminary prospectus and related exchange offer materials, to register the Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located, as well as a Statement on Schedule TO. Investors and holders of Aventis securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the preliminary and final prospectus and related exchange offer materials and the Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov and will receive information at an appropriate time on how to obtain transaction-related documents for free from Sanofi-Synthelabo or its duly designated agent. At the appropriate time, Sanofi-Synthelabo will issue an offer prospectus in accordance with German law, which will be the only document applicable in connection with the public offer made by Sanofi-Synthelabo to holders of Aventis ordinary shares located in Germany (the "German Offer"). Any decision to tender Aventis ordinary shares in exchange for Sanofi- Synthelabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, when it is commenced, as well as with regard to the information included in the offer prospectus which will be issued in Germany. This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Synthelabo, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Sanofi-Synthelabo expects to send to holders of Aventis securities. The Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Forward-Looking Statements This communication contains forward-looking information and statements about Sanofi-Synthelabo, Aventis and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although Sanofi-Synthelabo's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Aventis securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Synthelabo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Sanofi-Synthelabo and Aventis, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the preliminary prospectus included in the registration statement on Form F-4 that Sanofi-Synthelabo will file with the SEC. Sanofi-Synthelabo does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above. Developed Sales When we refer to "developed sales" of a product, we mean consolidated sales, excluding sales of products to our alliance partners, but including those that are made through our alliances and which are not included in our consolidated sales. These alliances are with Bristol-Myers Squibb on Plavix(r)/Iscover(r) (clopidogrel) and Aprovel(r)/Avapro(r)/Karvea(r) (irbesartan), with Fujisawa on Stilnox (r)/Myslee(r) (zolpidem), and with Organon on Arixtra(r) (fondaparinux). Our alliance partners provide us with information regarding their sales in order to allow us to calculate developed sales. We believe that developed sales are useful measurement tool because they demonstrate trends in the overall presence of our products in the market. Important Information

Jean-Francois DEHECQ Chairman & C.E.O.

A compelling strategic rationale: creating a platform for strong, sustainable, profitable growth A rapid and efficient implementation led by Sanofi-Synthelabo, with expected annual synergies of &128;1.6bn before tax in 2006 An attractive offer A transaction that creates value for the shareholders of both companies and that serves the interests of both employees and patients Creating the n°1 Pharmaceutical Group in Europe, n°3 in the World

A Compelling Strategic Rationale Accelerate expected sales growth by applying a product and country specific strategy Leverage marketing and sales forces to launch key products successfully Accelerate R&D by focusing combined resources on the most promising projects Improve profitability through a strategy based on rapid growth and an optimised organisation Creating a Platform for Strong, Sustainable, Profitable Growth

A Rapid and Efficient Implementation, Led by Sanofi-Synthelabo A group: Which has consistently delivered on its promises With a class-leading sales and EPS growth rate Which will draw on core competencies of both the Sanofi-Synthelabo and Aventis teams

Premium of 15.2% based on the average price over the last month(1), valuing Aventis at &128;47 bn(2) Offer comprises 19% cash / 81% shares (with Mix and Match Election feature)(3) Transaction expected to be accretive from 2004 onwards, excluding the consequences of Purchase Accounting and integration & restructuring costs(4) Offer fully supported by Total and L'Oreal An Attractive Offer (1) Based on Sanofi-Synthelabo and Aventis weighted average closing share price for the month ended 21 January 2004 (inclusive) (2) Based on non diluted share capital (excluding treasury shares) (3) Cum Dividend - see page 28 (4) Based on Adjusted Net Income per share of core business

A Value-Creating Transaction Creating a platform for strong, sustainable, profitable growth Which should result in multiples in line with the best in the sector Leading to valuation uplift

A Compelling Strategic Rationale: Creating a Platform for Strong, Sustainable, Profitable Growth

Sanofi-Synthelabo developed sales Sanofi-Synthelabo IMS sales Aventis IMS sales Sales (&128; bn)(1) (1) Based on IMS data for the 12 months ended 30 September 2003 Setting the Scene: Sanofi-Synthelabo and Aventis in the Global Pharmaceutical Industry (IMS Sales) 0 5 10 15 20 25 30 35 40 45 Pfizer GSK Sanofi-Synthelabo/ Aventis Merck J&J Novartis AstraZeneca Aventis BMS Roche Abbott Wyeth Eli Lilly Schering- Plough Sanofi- Synthelabo

Sanofi-Synthelabo Aventis 2002 Sales 2002 Net income margin(1) Market capitalisation(3) Headcount(4) Main therapeutic categories &128;7.4 bn consolidated &128;9.6 bn developed &128;20.6 bn consolidated &128;17.6 bn in core business(2) 24% 15% for core business(2) &128;40 bn &128;41 bn More than 30,000 More than 70,000 Cardiovascular, thrombosis, central nervous system (CNS), oncology and internal medicine Thrombosis, allergy, oncology, cardiovascular, diabetes and vaccines Combining Sanofi-Synthelabo and Aventis... (1) Net income before exceptional items and goodwill amortisation (2) Prescription drugs and human vaccines, as well as Aventis 50% stake in Merial and its corporate activities (3) Based on non diluted share capital (excluding treasury shares) and on the average of Sanofi-Synthelabo's and Aventis closing share price weighted by volumes during the month ended 21 January 2004 (inclusive) (4) As of 31 December 2002

Note: Global R&D budget of &128;4.3 bn proforma 2002 consolidated for core business &128;25 bn proforma 2002 consolidated sales for core business 5% world market share R&D budget among top 3 in world Group headquarters in France, important operations in Germany and the US, and a direct presence in Japan ....To Create n°1 Pharmaceutical Group in Europe, n°3 in the World

With Strong Geographical Positions North America N°9 &128;8.0bn(1) 4% Market Share Western Europe N°1 &128;9.8bn 9% Market Share Latin America N°2 &128;0.9bn 7% Market Share Japan N°14 &128;1.0bn 2% Market Share Eastern Europe N°2 &128;0.5bn 7% Market Share Africa/Middle East N°1 &128;0.6bn 9% Market Share South-East Asia/Australia N°3 &128;0.9bn 5% Market Share Note: Sales and ranks and market shares (IMS) are based on IMS data for the 12 months ended 30 September 2003 (1) North American developed sales were &128;10.2bn, based on IMS sales data for the 12 months ended 30 September 2003

Well established in key therapeutic categories: cardiovascular/thrombosis, oncology, diabetes, CNS, internal medicine, vaccines Sanofi-Synthelabo's strengths : R&D productivity Broad-based R&D pipeline with potential major launches Capacity to manage mature products and to achieve strong growth in all regions Aventis' strengths : Significant R&D resources Product life-cycle management (LCM) expertise Large US sales infrastructure Direct presence in Japan Leverage Complementary Strengths...

Enhance sales from the existing portfolio, with major products in fast growing therapeutic categories Focus R&D resources on most promising projects Leverage sales and marketing resources to support existing products as well as expected product launches Ensure rapid integration of teams and operations under a strong, committed, supportive management ....To Create Additional Value

A Large Portfolio of High-Growth Drugs Growth rate(1) Sales (&128;bn)(1) 9 Products > &128; 500 M Ketek(r) Copaxone(r) Actonel(r) Xatral(r) Lantus(r) Amaryl(r) Eloxatin(r) Delix(r) Aprovel/Avapro(r) Taxotere(r) Stilnox/Ambien(r) Lovenox(r) Allegra(r) Plavix(r) 0.1 0.1 0.1 0.2 0.4 0.6 0.6 0.9 1 1.2 1.5 1.7 2 2.7 (2) (3) (1) Based on IMS data for the 12 months ended 30 September 2003 (2) IMS Consolidated sales of &128;0.9bn and growth of 44% (3) IMS Consolidated sales of &128;0.6bn and growth of 31% (dev) (dev)

Immunology Hematology Urology Diabetes Thrombosis Oncology CNS Women's Health Musculo-Skeletal Respiratory Hormonal Cardiovascular Sensory Organs Anti-infectives GI/Metabolism Dermatology 0.19 0.168 0.167 0.165 0.162 0.159 0.141 0.117 0.112 0.106 0.095 0.091 0.088 0.061 0.058 0.049 CNS Stilnox/Ambien(r), Copaxone(r) Thrombosis Plavix(r), Lovenox(r) Cardiovascular Aprovel/Avapro(r), Delix(r) Oncology Eloxatin(r), Taxotere(r) Diabetes Lantus(r), Amaryl(r) Urology Xatral(r) / Xatral OD(r) Vaccines(1) Source: IMS 2002 Global Analyser Note: the dark blue bars indicate main focus of Sanofi-Synthelabo and Aventis (1) Historic growth rate for the global vaccines industry is estimated at 12% (Source: Aventis Investor Presentation 26th September, 2003) Sanofi-Synthelabo Products / Aventis Products Key Marketed Products in Fast Growing Categories CAGR 99-02 (%)

Source : Sanofi-Synthelabo and Aventis Company Information, and Equity Research R&D Portfolio and Budget to Support Long-Term Growth Sanofi-Synthelabo Products / Aventis Products

Major growth products: Plavix(r), Avapro(r), Eloxatin(r), Ambien(r), Taxotere(r), Lovenox(r) Robust expected launch schedule: UroXatral, Zolpidem MR, Rimonabant, Dronedarone, Alvesco(r), Apidra(r), Genasense(r), Ketek(r), Vaccines Strong R&D pipeline, notably in CNS and oncology ....Will all benefit from broad-based marketing and sales forces Significant US Potential Hugo Victor x Pfizer 11.6 11.6 GSK 7.1 7.1 Sanofi/Aventis 4.6 2 6.6 Merck & Co. 6.5 6.5 Novartis 6.3 6.3 AstraZeneca 6 6 J&J 5.8 5.8 Abbott 5.1 5.1 Eli Lilly 4.6 4.6 Wyeth 4.6 4.6 BMS 4.4 4.4 Roche 2.6 2.6 Sanofi-Synthelabo Aventis US Sales Force ('000) Source : Scott Levin Q1, 2003

Cost synergies resulting mainly from optimized structures Sales synergies mainly generated by improved growth from Aventis' products on markets outside of the US Restructuring costs (non- recurring) of approximately &128;2bn before tax Annual Pre-tax Synergies 1.0 1.6 0.2 0.5 1.0 1.5 2.0 2004 2005 2006 10% 60% 100% (&128; bn) Efficient Integration Translating into Significant Synergies Total expected synergies represent 6.4% of proforma 2002 core business sales

A Rapid and Efficient Implementation Led by Sanofi-Synthelabo

Accelerate earnings growth Class-leading growth within the pharmaceutical industry : 42% EPS CAGR from 1999-2002(1) Sales growth significantly higher than market rate Developed sales in the United Sates increased from &128;1.4 bn in 1999 to &128;4 bn in 2003 Successful recovery of US sales and marketing rights to Ambien(r) Roll-out of additional Plavix(r), Aprovel(r) and Eloxatine(r) indications US launches of Eloxatin(r) and UroXatral(r), launch of Elitek(r) and Arixtra(r) Robust pipeline with 9 Phase III compounds and 8 in Phase IIb Synergies from merger fully achieved on schedule Successful integration of teams Step-up international development Realise synergies Pursue R&D momentum Commitments made at time of Sanofi-Synthelabo merger Outcome (1) Before exceptional items and goodwill amortisation A Group Which Has Consistently Delivered on its Promises

Sanofi-Synthelabo Market Aventis Source : IMS data for the 12 months ended 30 September 2003 North America Rest of the World Europe Global With a Growth Rate Above Market 2001 2002 MAT 09/03 Victor 0.297 0.214 0.361 Marche 0.182 0.119 0.105 Hugo 0.338 0.22 0.135 2001 2002 MAT 09/03 Victor 0.123 0.098 0.109 Marche 0.102 0.087 0.079 Hugo 0.068 0.062 0.051 2001 2002 MAT 09/03 Victor 0.164 0.139 0.177 Marche 0.134 0.097 0.088 Hugo 0.163 0.123 0.09 2001 2002 MAT 09/03 Victor 0.177 0.222 0.188 Marche 0.08 0.06 0.063 Hugo 0.105 0.074 0.082

Sanofi-Synthelabo Consolidated Sales &128;bn 12% per year Consolidated(1) 16% per year Developed(1) (1) Compound Annual Growth Rate (2) Before exceptional items and goodwill amortisation And Outstanding Financial Performance Sanofi-Synthelabo EPS (2) Earnings Per Share (&128;) Sales 1999 0.85 5.2 2000 1.31 6 2001 1.88 6.5 2002 2.42 7.5 &128; 42% per Year(1) 7.4 6.5 6.0 5.4 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 9.0 1999 2000 2001 2002

Consolidated sales: &128; 8.0 bn + 15.6 % Developed sales : &128;10.6 bn + 20.4 % Consolidated sales: &128; 1.3bn + 37.4% Developed sales: &128; 3.2bn + 39.9% Consolidated sales: &128; 0.7bn + 24.4% Developed sales: &128; 1.3bn + 27.5% Consolidated sales: &128; 1.3bn + 10.4% Consolidated sales: &128; 0.8bn + 125.8% Consolidated sales by geographical region Europe: + 10.4% United States: + 32.9% Rest of the world: + 13.1% Rest of the world: + 13.1% Rest of the world: + 13.1% Rest of the world: + 13.1% Rest of the world: + 13.1% Rest of the world: + 13.1% Rest of the world: + 13.1% Rest of the world: + 13.1% Rest of the world: + 13.1% Rest of the world: + 13.1% Rest of the world: + 13.1% Rest of the world: + 13.1% Rest of the world: + 13.1% Rest of the world: + 13.1% Rest of the world: + 13.1% Rest of the world: + 13.1% Rest of the world: + 13.1% Sales 2003 on a comparable basis(1) Consolidated sales by product Top 10 products: + 26.9% Rest of the portfolio(2): + 2.2% Confirmed in 2003 (1) Excluding the impact of exchange rate fluctuations and changes in Group structure (2) Excluding Ticlid substituted by Plavix and Corotrope/primacor since introduction of generics in May 2002 in the US

An Attractive Offer

Attractive Premium for Aventis Shareholders Note : All averages are calculated on the basis of closing share prices weighted by volumes during the selected period ended 21 January 2004 (included) (1) Based on the Sanofi-Synthelabo weighted average closing price for the 1 month ended 21 January 2004 (inclusive) (2) Based on the Sanofi-Synthelabo share price as of 21 January 2004 (3) Based on the Sanofi-Synthelabo and Aventis weighted average share price for the selected period (4) Period ended 21 January 2004 (included). For Sanofi-Synthelabo, the 12-months high reached on 2 January 2004 and the 12 months low reached on 13 February 2003 Spot price (as of 21/01/2004) &128; 53.80 +14.3%(2) 1 month average &128; 52.46 +15.2%(3) 3 month average &128; 49.44 +18.4%(3) 12 months High (19/01/2004) &128; 54.75 +12.9%(4) Low (12/03/2003) &128; 38.06 +21.6%(4) Valuing Aventis at &128; 60.43 per share(1) Aventis Share Price Implied Premium

Offer made separately in France, United States, Germany For each Aventis Share, "cum dividend"(1), Sanofi-Synthelabo is offering: 0.8333 Sanofi-Synthelabo share dividend attached(2) + &128; 11.5 in cash ("Standard entitlement"), or 1.0294 Sanofi-Synthelabo share dividend attached(2) ("All stock election"), or &128; 60.43 in cash ("All cash election") Aventis shareholders will be able to elect one or a combination of the above elections, subject to proration and allocation adjustments that will ensure, in the aggregate, 81%(3) of the Aventis shares tendered into the offer will be exchanged for Sanofi-Synthelabo shares and 19%(3) will be exchanged for cash Description of Offer Terms (1) If a dividend is distributed by Aventis, the consideration offered to Aventis shareholders by Sanofi-Synthelabo will be reduced by an amount equivalent to the net value of the dividend paid. See the registration statement on Form F-4, and the preliminary prospectus included in that document, for further details (2) Former Aventis shareholders will be entitled to receive any annual dividend that is paid on the Sanofi-Sythelabo shares with respect to Sanofi-Sythelabo's 2003 results and any other dividend that is paid after the settlement of the offer (or any subsequent offering period) (3) Subject to adjustments in the event that Aventis pays a dividend before settlement of the offer

Offer is subject to obtaining more than 50% of Aventis share capital and voting rights on a fully diluted basis Offer is subject to completion of HSR review by the Federal Trade Commission Sanofi-Synthelabo shareholders will hold approximately 51% of the new group and Aventis shareholders approximately 49%(1) Description of Offer Terms (Cont'd) (1) Based on non diluted share capital, excluding treasury shares, and assuming 100% of Aventis shares are tendered

Preliminary contact established with European and US Antitrust authorities Offer filed with securities regulatory authorities Submission to competition authorities Approval by AMF Review and effectiveness by SEC Sanofi-Synthelabo EGM Targeted date of completion Q2 2004 Offer Process - Main Steps

Financial Information

The transaction will be accounted for using the Purchase Accounting Method under French GAAP This method will result in material non-cash items for the year of the transaction and on a continuing basis In order to facilitate comparisons over time, an "Adjusted Net Income" figure will also be used, eliminating the consequences of Purchase Accounting and integration & restructuring costs "Adjusted Net Income" is intended to be a key metric to track, both internally and externally, the group's performance for core activities(1). Future dividend policy will be based on this measure (1) Defined as the combination of Sanofi-Synthelabo's activities and Aventis activities in prescription drugs and human vaccines together with Aventis 50% stake in Merial and its corporate activities Accounting for the Transaction

INCOME STATEMENT EFFECTS (1) And related tax effect Overview of "Purchase Accounting" Amortisation/ Depreciation of Aventis intangible assets(1) Charge/income linked to the re- evaluation of Aventis other assets and liabilities(1) Amortisation of Aventis goodwill Workdown of purchased inventory write- up(1) (< 1 year) Integration and restructuring costs(1) Charge for purchased In- Process R&D Long Term Short Term One Time

NET INCOME - FRENCH GAAP LESS: PURCHASE ACCOUNTING TREATMENTS, TO ELIMINATE One time charge for purchased In-Process R&D Charges from the workdown of purchased inventory that was written-up to fair value, net of tax Charges related to the amortisation/depreciation of Aventis intangible assets, net of tax Charge/Income linked to the re-evaluation of Aventis other assets and liabilities, net of tax Charges related to the amortisation of Aventis goodwill LESS: INTEGRATION AND RESTRUCTURING COSTS, net of tax = ADJUSTED NET INCOME Definition of Adjusted Net Income

Elements of 2002 Proforma Combined Income Statement &128;2.42 &128;2.42 Sanofi-Synthelabo EPS historical &128;3.11 &128;3.47 Basic adjusted EPS proforma &128;4.3bn &128;4.8bn Adjusted Net Income proforma &128;(3.27) &128;(2.91) Basic EPS French GAAP proforma &128;(4.5)bn &128;(4.0)bn Net Income French GAAP proforma &128;25.0bn &128;28.1bn Sales proforma Core Business Combined

Estimated cash component of the offer: &128;9.1bn(1) Syndicated credit lines in place to cover the acquisition and potential refinancing needs of Aventis Loan expected to be repaid within 5 years through internal cash flow generation Sanofi-Synthelabo intends to seek a public rating from the credit rating agencies shortly after the acquisition Financing the Offer (1) Assuming 100% of Aventis existing shares (excluding treasury shares) are tendered

Conclusion

Creating the n°1 Pharmaceutical Group in Europe, n°3 in the World A compelling strategic rationale: creating a platform for strong, sustainable and profitable growth A rapid and efficient implementation led by Sanofi-Synthelabo, with &128;1.6bn of annual synergies before tax in 2006 An attractive offer A transaction that creates value for the shareholders of both companies and that serves the interests of both employees and patients Sanofi-Synthelabo's Offer for Aventis

Appendix

2004E PEG Analysis PEG = 3 PEG = 2 PEG = 1 Cash net income long term growth (03-06) Cash P/E 2004E (x) Note : Based on average share price for the one-month ended 21st of January 2004, non diluted. Bristol-Myers Squibb and Schering-Plough are excluded (PEG not meaningful) Source : Datastream; Equity Research

Source: Datastream. Indexed at 100 on January 1st 2000 Share Price (&128;) Share Price Performance Since January 2000 44% (38%) 2% (0%) Sanofi-Synthelabo Aventis DJ Eurostoxx Pharma CAC 40 1/3/2000 100 100 100 100 1/4/2000 93.78 98.76 95.18 95.85 1/5/2000 89.83 97.7 94.67 92.6 1/6/2000 93.28 97.61 95.83 92.1 1/7/2000 98.26 101.77 99.67 93.62 1/10/2000 96.14 105.31 101.26 95.42 1/11/2000 97.39 106.02 101.89 94.87 1/12/2000 95.27 107.88 101.85 94.34 1/13/2000 94.65 108.67 101.29 95.2 1/14/2000 98.73 109.38 103.43 97.8 1/17/2000 97.14 106.37 101.68 98.74 1/18/2000 92.04 102.21 98.19 95.87 1/19/2000 92.29 100.97 97.2 95.47 1/20/2000 92.06 100.71 96.77 96.49 1/21/2000 91.42 100.88 96.72 96.01 1/24/2000 90.05 100 95.85 96.17 1/25/2000 86.69 97.35 93.57 94.59 1/26/2000 92.04 94.96 94 95.42 1/27/2000 94.53 93.81 94.4 96.13 1/28/2000 95.77 93.1 94.83 96.85 1/31/2000 95.77 95.75 95.82 95.65 2/1/2000 96.52 99.12 97.97 97.57 2/2/2000 99 101.42 100.23 100.5 2/3/2000 98.26 101.42 100.17 103.93 2/4/2000 97.01 101.77 100.31 106.06 2/7/2000 97.01 101.86 100.17 104.84 2/8/2000 97.61 102.3 100.72 106.43 2/9/2000 96.02 96.73 99.27 105.99 2/10/2000 98.26 95.4 98.99 104.9 2/11/2000 97.01 92.04 96.87 106.25 2/14/2000 98.26 92.04 97.56 105.93 2/15/2000 98.88 91.24 97 102.96 2/16/2000 101.99 90.35 98.01 102.18 2/17/2000 106.97 90.27 99.92 104.02 2/18/2000 106.72 90.27 99.69 102.46 2/21/2000 102.99 89.82 98.26 100.84 2/22/2000 101.74 90.62 97.64 100.78 2/23/2000 101.97 93.81 99.36 101.92 2/24/2000 101.24 97.79 100.97 102.73 2/25/2000 100.75 94.69 99.61 104.58 2/28/2000 99.88 94.16 99.09 103.13 2/29/2000 99.48 93.81 99.11 104.62 3/1/2000 100.75 93.27 100.36 105.73 3/2/2000 101.99 90.18 99.35 109.47 3/3/2000 104.23 88.14 99.05 110.08 3/6/2000 103.48 90.8 99.93 110.62 3/7/2000 103.48 90.35 99.67 108.86 3/8/2000 101.24 84.69 96.34 107.23 3/9/2000 99.5 84.64 95.71 108.55 3/10/2000 98.73 86.64 96.22 110.02 3/13/2000 94.53 86.51 94.9 107.09 3/14/2000 98.76 86.64 96.16 107.32 3/15/2000 98.26 87.96 96.6 104.59 3/16/2000 104.48 96.02 104.22 105.77 3/17/2000 98.88 97.7 103.45 106.54 3/20/2000 97.26 94.69 102.62 107.35 3/21/2000 100.5 98.14 105.06 106.82 3/22/2000 101.99 102.04 107.62 106.12 3/23/2000 99.48 97.35 104.71 105.93 3/24/2000 97.64 94.51 103.14 107.55 3/27/2000 97.49 93.45 102.15 109.02 3/28/2000 96.27 95.58 102.56 110.26 3/29/2000 97.44 95.58 102.92 109.94 3/30/2000 95.9 97.26 103.32 106.7 3/31/2000 99.13 101.24 107.63 106.23 4/3/2000 98.63 99.12 106.15 103.6 4/4/2000 100.1 108.32 111.99 105.15 4/5/2000 100.4 107.96 110.02 102.02 4/6/2000 99.5 104.78 109.81 105.18 4/7/2000 99.83 105.31 108.42 106.6 4/10/2000 103.73 107.61 110.02 107.56 4/11/2000 97.94 108.67 109.36 105.81 4/12/2000 104.48 111.95 113.6 105.43 4/13/2000 106.84 111.5 113.89 105.86 4/14/2000 104.23 110.27 112.15 102.51 4/17/2000 103.73 106.99 110.52 102.42 4/18/2000 100.8 106.19 109.46 103.89 4/19/2000 106.97 105.75 112.19 104.21 4/20/2000 111.44 103.89 112.31 105.36 4/21/2000 111.44 103.89 112.31 105.36 4/24/2000 111.44 103.89 112.31 105.36 4/25/2000 109.45 109.47 114.58 106.81 4/26/2000 102.24 109.12 113.26 108 4/27/2000 101.24 106.73 111.2 105.59 4/28/2000 102.11 107.08 111.62 108.49 5/1/2000 102.11 107.08 111.62 108.49 5/2/2000 105.07 108.76 113.39 110.9 5/3/2000 105.72 110.62 114.51 108.76 5/4/2000 106.99 111.68 115.07 109.71 5/5/2000 106.84 112.39 116 110.62 5/8/2000 107.69 112.39 115.72 110.09 5/9/2000 108.21 115.04 116.46 107.64 5/10/2000 109.2 113.63 116.12 105.85 5/11/2000 112.11 115.75 117.74 107.82 5/12/2000 108.21 114.51 115.5 108.99 5/15/2000 109.45 114.87 116.15 108.03 5/16/2000 110.2 114.6 117.59 110.82 5/17/2000 109.45 110.8 115.6 109.05 5/18/2000 111.44 115.04 118.17 109.03

Share Price Performance Since January 2000 Share Price ($) Source: Datastream. Indexed at 100 on January 1st 2000 (22%) 27% (11%) Sanofi-Synthelabo Aventis US Major Pharma S&P 500 1/3/2000 100 100 100 100 1/4/2000 95.16 100.21 95.7 96.17 1/5/2000 91.45 99.47 97.68 96.35 1/6/2000 95.08 99.49 100.36 96.44 1/7/2000 99.57 103.13 108.45 99.06 1/10/2000 97.2 106.47 105.65 100.16 1/11/2000 98.78 107.53 105.34 98.86 1/12/2000 96.4 109.15 105.73 98.42 1/13/2000 95.76 109.95 105.89 99.62 1/14/2000 98.45 109.07 107.08 100.68 1/17/2000 96.47 105.64 107.08 100.68 1/18/2000 91.64 101.77 104.41 99.99 1/19/2000 91.8 100.44 105.01 100.05 1/20/2000 91.55 100.14 103.72 99.34 1/21/2000 90.67 100.06 102.62 99.05 1/24/2000 88.9 98.72 97.89 96.31 1/25/2000 85.94 96.5 98.67 96.89 1/26/2000 90.76 93.64 100.06 96.49 1/27/2000 92.02 91.32 100.23 96.11 1/28/2000 92.43 89.85 103.26 93.47 1/31/2000 92.29 92.27 106.4 95.82 2/1/2000 92.49 94.98 105.35 96.84 2/2/2000 94.8 97.11 105.26 96.83 2/3/2000 95.25 98.31 105.17 97.92 2/4/2000 93.62 98.21 104.25 97.88 2/7/2000 93.47 98.14 104.62 97.87 2/8/2000 94.83 99.39 105.73 99.07 2/9/2000 93.62 94.31 102.61 97.01 2/10/2000 95.37 92.59 100.05 97.36 2/11/2000 94.16 89.33 97.07 95.32 2/14/2000 94.85 88.84 98.18 95.51 2/15/2000 95.78 88.38 98.58 96.35 2/16/2000 98.82 87.54 98.65 95.36 2/17/2000 103.88 87.66 96.92 95.4 2/18/2000 103.54 87.58 94.16 92.5 2/21/2000 100.12 87.33 94.16 92.5 2/22/2000 100.91 89.88 95.86 92.92 2/23/2000 100.81 92.74 94.81 93.5 2/24/2000 99.33 95.94 92.2 93 2/25/2000 97.12 91.29 89.79 91.63 2/28/2000 95.11 89.67 90.83 92.64 2/29/2000 94.33 88.95 91.09 93.9 3/1/2000 96.06 88.94 89.01 94.78 3/2/2000 97.07 85.82 89.57 94.95 3/3/2000 98.74 83.5 89.12 96.84 3/6/2000 97.98 85.97 86.11 95.61 3/7/2000 97.59 85.21 81.04 93.16 3/8/2000 95.45 79.84 86.47 93.92 3/9/2000 94.96 80.78 92.36 96.32 3/10/2000 93.79 82.3 91.78 95.87 3/13/2000 90.01 82.38 89.1 95.08 3/14/2000 93.65 82.16 87.51 93.4 3/15/2000 93.78 83.95 93.69 95.67 3/16/2000 100.15 92.04 99.2 100.22 3/17/2000 94.31 93.19 95.82 100.64 3/20/2000 92.88 90.42 95.5 100.1 3/21/2000 96.14 93.89 97.76 102.66 3/22/2000 96.59 96.63 98.23 103.12 3/23/2000 95.08 93.04 97.41 104.96 3/24/2000 93.43 90.45 93.37 104.96 3/27/2000 93.2 89.34 92 104.72 3/28/2000 91.71 91.05 92.97 103.61 3/29/2000 91.49 89.74 95.98 103.66 3/30/2000 90.26 91.54 95.67 102.25 3/31/2000 93.43 95.42 95.67 102.98 4/3/2000 92.91 93.37 100.66 103.49 4/4/2000 94.12 101.85 105.07 102.72 4/5/2000 95.49 102.69 104.04 102.21 4/6/2000 93.99 98.98 100.01 103.17 4/7/2000 94.25 99.43 99.48 104.2 4/10/2000 98.05 101.72 101.29 103.38 4/11/2000 92.88 103.06 104.15 103.12 4/12/2000 98.57 105.62 103.77 100.82 4/13/2000 100.55 104.94 104.2 98.99 4/14/2000 98.15 103.84 100.63 93.22 4/17/2000 97.56 100.63 102.89 96.3 4/18/2000 94.23 99.28 105.38 99.06 4/19/2000 99.1 97.97 104.68 98.09 4/20/2000 103.12 96.14 104.71 98.58 4/21/2000 103.12 96.14 104.71 98.58 4/24/2000 103.14 96.16 107.25 98.26 4/25/2000 99.98 99.99 107.73 101.53 4/26/2000 93 99.26 106.81 100.4 4/27/2000 90.9 95.82 106.51 100.67 4/28/2000 91.65 96.11 105.1 99.81 5/1/2000 91.36 95.81 104.17 100.9 5/2/2000 93.96 97.26 105.55 99.39 5/3/2000 92.84 97.14 104.62 97.24 5/4/2000 94.02 98.14 104.5 96.86 5/5/2000 93.95 98.83 107.45 98.45 5/8/2000 94.8 98.94 110.37 97.87 5/9/2000 96.18 102.25 108.85 97.04 5/10/2000 98.02 101.99 107.33 95.04 5/11/2000 99.79 103.03 105.67 96.74 5/12/2000 96.63 102.26 105.95 97.65 5/15/2000 98.79 103.68 108.27 99.8 5/16/2000 98.24 102.16 109.05 100.74 5/17/2000 96.05 97.23 108.96 99.49 5/18/2000 98.1 101.27 109.96 98.76 79%

Spot price (as of 21/01/2004)(2) $ 68.50 +13.9% 1 month average(3) $ 66.50 +14.7% 3 month average(4) $ 60.21 +19.4% 12 months High(5) $ 68.50 +14.7% Low(6) $ 42.12 +19.8% Aventis ADS Price ($) Implied Premium Attractive Premium for Aventis US ADS holders Valuing Aventis ADS at $ 76.24 )(1) (1) On the basis of the average of the closing prices of Sanofi-Synthelabo ADS weighted by the volumes on the one-month period ending Jan. 21, 2004 and an exchange rate of 1,2606 $/&128; (2) On the basis of the closing price of Sanofi-Synthelabo ADS. Exchange rate of 1,2617$/&128; (3) On the basis of the average of the closing prices of Sanofi-Synthelabo and Aventis ADS weighted by the volumes on the one-month period ending January 21, 2004 and an exchange rate of 1,2606 $/&128; (4) On the basis of the average of the closing prices of Sanofi-Synthelabo and Aventis ADS weighted by the volumes on the three-month period ending January 21, 2004 and an exchange rate of 1,2235 $/&128; (5) As of January 21, 2004. January 5, 2004 for Sanofi-Sythelabo and January 21, 2004 for Aventis. Exchange rate as of January 5, 2004 of 1,2679 $/&128; (6) As of January 21, 2004. February 13, 2003 for Sanofi-Sythelabo and March 12, 2003 for Aventis. Exchange rate as of February 13, 2003 of 1,0834 $/&128;